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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                       Graham-Field Health Products, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.025
         Series B Cumulative Convertible Preferred Stock, Par Value $.01
         Series C Cumulative Convertible Preferred Stock, Par Value $.01
                    Series D Preferred Stock, Par Value $.01
                         (Title of Class of Securities)

                                    384632100
                                 (CUSIP Number)

                              Mark Bradbury Horton
                            Level 28, Majestic Centre
                                100 Willis Street
                             Wellington, New Zealand
                                011-64-4-470-8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 7 Pages


-----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===============================
CUSIP No. 384632100
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BIL (Far East Holdings) Limited
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ X ]

                                                                  (b) [   ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                      [   ]
---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Hong Kong
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER
                      COMMON:
    SHARES            2,350,185
                      SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
                      3,527
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER
                      COMMON:
   REPORTING          2,350,185
                      SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
                      3,527
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         COMMON:
         2,350,185
         SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
         3,527
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                      [   ]
---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
         COMMON:
         7.4%
         SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
         57.8%
         ** WHEN AGGREGATED WITH THE VOTING POWER OF BIL SECURITIES (OFFSHORE) LIMITED, THE TWO COMPANIES OWN APPROXIMATELY 24.7% OF THE VOTING POWER
         OF   GRAHAM-FIELD   CAPITAL  STOCK   (INCLUDING   SERIES  B  CUMULATIVE
         CONVERTIBLE PREFERRED AND SERIES C CUMULATIVE CONVERTIBLE PREFERRED) (SEE ITEM 5 OF THIS SCHEDULE 13D).
---------======================================================================
   14    TYPE OF REPORTING PERSON*
         CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages

                                       13D
===============================
CUSIP No. 384632100
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BIL Securities (Offshore) Limited
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ X ]

                                                                  (b) [   ]
---------======================================================================
   3     SEC USE ONLY
---------======================================================================
   4     SOURCE OF FUNDS*
         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                      [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW ZEALAND
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER
                      COMMON:
    SHARES            2,131,121
                      SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
                      2,573
                      SERIES C CUMULATIVE CONVERTIBLE PREFERRED:
                      1,000
                      SERIES D PREFERRED:
                      2,036
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER
                      COMMON:
   REPORTING          2,131,121
                      SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
                      2,573
                      SERIES C CUMULATIVE CONVERTIBLE PREFERRED:
                      1,000
                      SERIES D PREFERRED:
                      2,036
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         COMMON:
         2,131,121
         SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
         2,573
         SERIES C CUMULATIVE CONVERTIBLE PREFERRED:
         1,000
         SERIES D PREFERRED:
         2,036
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                      [   ]
---------======================================================================


                               Page 3 of 7 Pages


---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
         COMMON:
         6.7%
         SERIES B CUMULATIVE CONVERTIBLE PREFERRED:
         42.2%
         SERIES C CUMULATIVE CONVERTIBLE PREFERRED:
         100%
         SERIES D PREFERRED:
         100%

         ** WHEN AGGREGATED WITH THE VOTING POWER OF BIL SECURITIES (FAR EAST HOLDINGS) LIMITED, THE TWO COMPANIES OWN APPROXIMATELY 24.7% OF THE VOTING POWER OF GRAHAM-FIELD CAPITAL STOCK (INCLUDING SERIES B CUMULATIVE CONVERTIBLE PREFERRED AND SERIES C CUMULATIVE CONVERTIBLE PREFERRED) (SEE ITEM 5 OF THIS SCHEDULE 13D).
---------======================================================================
   14    TYPE OF REPORTING PERSON*
         CO
---------======================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



















                               Page 4 of 7 Pages

     This Amendment No. 2 to the Schedule 13D, which amends the Schedule 13D initially filed on November 27, 1996 (collectively, with all amendments thereto, the "Schedule 13D"), relates to four distinct classes of equity securities: (1) the Common Stock of Graham-Field Health Products, Inc. ("GFI") (2) the Series B Cumulative Convertible Preferred Stock of GFI, (3) the Series C Cumulative Convertible Preferred Stock of GFI, and (4) the Series D Preferred Stock of GFI (collectively hereinafter referred to as the "GFI Capital Stock"). Capitalized terms used but not otherwise defined herein shall have the meaning described to such terms in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is amended and restated as follows:

     (b) The principal business address of (i) BIL (Far East Holdings) Limited ("BIL") is 2605 World Trade Centre, 280 Gloucester Road, Causeway Bay, Hong Kong, (ii) BIL Securities (Offshore) Limited ("Offshore") and Brierley Investments Limited ("Brierley Investments") is Level 28, Majestic Centre, 100 Willis Street, Wellington, New Zealand. Both BIL and Offshore are indirect, wholly-owned subsidiaries of Brierley Investments.

Item 3. Source and Amount of Funds and Other Consideration.

     Item 3 of the Schedule 13D is amended and restated as follows:

     On August 4, 1999, BIL and Offshore acquired 56,329 shares and 36,624 shares, of GFI Common Stock respectively, as a result of a dividend payment on their respective holdings of the Cumulative Convertible Preferred Stock of GFI. The Common Stock acquired was issued at a price of $2.11 per share, representing the 30-day average closing stock price of GFI Common Stock for the 30-day period immediately prior to June 30, 1999.

Item 4. Purpose Of The Transaction.

     Item 4 of the Schedule 13D is amended and restated as follows:


                               Page 5 of 7 Pages

     BIL and Offshore, through their parent Brierley Investments, have initiated a process to identify a buyer or buyers for their GFI Capital Stock on satisfactory terms. Should they identify such buyer or buyers BIL and Offshore intend to dispose of the securities on such terms.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated as follows:

     (a) The aggregate number and percentage of shares of GFI Common Stock, Series B Cumulative Convertible Preferred Stock (assuming a conversion price of $15.50 per share) and Series C Cumulative Convertible Preferred Stock (assuming a conversion price of $20 per share) beneficially owned by BIL and Offshore is 8,916,789 shares, representing 24.7% of the voting power of GFI capital stock, which includes 31,594,633 shares of GFI Common Stock outstanding as of August 5, 1999 (as reported by GFI in its Quarterly Report on Form 10-Q for the period ended June 30, 1999 filed with the Securities and Exchange Commission on August 13, 1999) and 4,435,483 shares of GFI Common Stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock and Series C Cumulative Convertible Preferred Stock. The aggregate number and percentage of Series D Preferred Stock beneficially owned by Offshore is 2,036 shares, representing 100% of the outstanding shares of Series D Preferred Stock. Each share of non-voting Series D Preferred Stock has substantially the same economic rights as 1000 shares of GFI Common Stock.




                               Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1999







                                    BIL (FAR EAST HOLDINGS) LIMITED

                                    By:    /s/ Mark B. Horton
                                       ------------------------------
                                           Name: Mark B. Horton
                                           Title: Company Secretary







                                    BIL SECURITIES (OFFSHORE) LIMITED

                                    By:    /s/ Mark B. Horton
                                       ------------------------------
                                           Name: Mark B. Horton
                                           Title: Company Secretary


                               Page 7 of 7 Pages